 Exhibit 99.4

Transcript – Renewal of Services

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANT

Ravi Kumar S

President, Chief Delivery Officer

Ravi Kumar S

Hello, everyone. We have all people in? Okay. So, what we will do is the three of us will cover more details from the morning session. I am going to talk about renewal of services. Mohit is going to cover sales effectiveness, large deals large account performance and Sandeep is going to cover new areas and how we are coping up with it.

So, just to cheer this conversation up, what I will do is I will kind of talk about why we are trying to reduce services, and I do not want to preach here. All our clients are going through significant transformation and there is a confluence of market forces starting from disintermediation to adoption of new business models to actually in some ways balancing the digital versus physical or the duality of digital versus physical, very low entry barriers and in some ways very untraditional competitor. So, what they are going through this time is unprecedented, technology is in the core of this transformation which is happening, and that is one of the reasons why and that is possibly the main reason why we ourselves are going through a transformation, we ourselves are going through a renewal of services. Actually, Vishal spoke about applying the New and Renew framework which we apply to our clients, we applied it to ourselves and that has been our basis of the renewal. And we have actually based the renewal of the services on three broad principles or three broad powers if I may, starting with renewal of culture to applying the power of automation and boundary less thinking.

So, what are we doing on the culture? In fact, many corporations go through transformation where culture comes very back loaded. We actually front loaded the cultural renewal and we kind of took at grass roots, and that has been one of our biggest drivers for the renewal of our services, renewal of our employees. In a way, what we have done is we have kind of created an Infosys with a concentration at the nucleus of the projects. And we kind of reorganized ourselves to enable projects in the center of everything we do. And the few things which we actually looked at when we are looking at cultural renewal is the mindset of employees. Design Thinking as Vishal spoke about, we almost got hundred thousand people enabled on Design Thinking, their ability to look at problem finding as a mindset in comparison to problem solving.

The second important one is about a next generation construct. Over the years, we built layers, layers of leadership between projects and we kind of delayed those layers in the last few quarters and we piloted this with three units. And the idea is to actually get our projects Zero Distance to our clients, get a lot of content in our projects, get span out of the picture and look at specialization as a part of the structure.

Zero Bench, in fact, the entire industry looks at bench as in some sense a necessary evil. We actually looked at it as a captive transient work force which we could use for driving value to our project teams. In fact, we have roughly 20,000-odd work packets running, we made them very modular, we kind of created very modular work packets which could be used for value added services to our service lines. And roughly around 80% of the work force is actually working on some of it, so we use this prototypes and shrunk works for our clients by leveraging the bench.

The most important one, and this I believe is the biggest transformation initiative in our cultural change is Zero Distance. And why is this so important? And why is this so unique? Most customers, most corporations I have actually seen have looked at innovation from a perspective of either a department of innovation or a pocket of the organization which looks at innovation or a top-down culture. We kind of thought to drive scale at rapid pace, the only way you could build that is through a grass root innovation. So, we took innovation to every project at Infosys, we asked our employees in our projects to look for incremental innovation, look for adjacent areas we are going to look for innovation or look for opportunities to create repeatable assets. These are the three areas we looked at, it was a very simple five point template, we did not want to stifle them with a strong framework, we just gave them a wide framework which they would actually use to drive innovation. Guess what, we have 11,000 odd templates, 95% of our projects are covered, in fact, the balance 5% is always a work in progress because we keep adding new projects in our kitty. And this has actually led to the kind of grass roots monetization and mining of our projects and therefore an accelerated path for growth from our existing clients. And this is done with a self-regulated manner which our project teams themselves take it up.

Let us talk about one or two examples in this which would give you some kind of a sense of what this Zero Distance template looks like. Let we look at the first one which is Canada Post. Now, Canada Post is one of our clients, we are a part of them. They have 6,000 plus post offices in Canada, they do delivery of 13 mn packets in a day and they are transforming themselves from a company which actually delivers letters to delivering parcels, so they have started with competing with all the courier companies. They did not give us spec to be a part of the transformation, they just got us in as a partner to work on systems and set of projects for them.

Our project teams, what they did was they started going through this journey of transformation along with the clients and some of them actually came back with an idea of optimizing their routes which their vans in the field actually take up. So, they used the assets which we used otherwise for another client, and we kind of created a repeatable asset out of it, it was a supply chain optimization tool, we de-contextualize that in context of Canada Post. And our teams actually built a prototype using the Zero Bench. So I spoke about Zero Bench, so a lot of the prototypes of Zero Bench actually comes from Zero Distance. So 30% of our Zero Distance templates are actually built by Zero Bench people which are people who are on the bench and are building these prototype, in a way which could be either incremental or adjacent or it could create a repeatable asset for us. And guess what, we actually delivered parcels, we improved the percentage by 88%. Now this by itself is not just about customer satisfaction, we actually won incremental projects based on the work we did, and we actually used a bench to actually build those prototypes. Many such examples, in the retail space I know there is a bunch of clients, I know a bunch of employees who are working with our clients on point of sale data and building analytics on top of it. I know another project where for a product launch our teams actually built an analytics on an open source platform. For a bank, for a new account opening one of the teams actually suggested that the entire photo validation process for credit cards or debit cards could actually be done online real-time, and therefore shrink the process for account planning. So, a whole bunch of ideas, and these are almost 11,000 of them, 30% to 35% of them are already being discussed with clients and 30% to 35% of them are prototype. So, this is a massive disruptive movement and it is viral in the Company. And that is the cultural renewal I am taking about.

The second pillar on which the renewal of services is built on is the power of automation. Now, this cuts across every service line we do. And somebody in the morning session was talking about, everybody talks about automation and what is the thing Infosys is unique about in automation? My personal view is, everybody looks at automation from a perspective of productivity, from a prospective of looking at it; it’s a very myopic view of automation. What we did, we kind of completely transcended the productivity game and that is why we focus on task automation, we kind of transcended that to process transformation. And that I believe is the power of automation.

Process transformation, we could actually change in disrupt business processes in a way that you could either do straight through processing, you could cut across and unshackle all the bottlenecks in an end-to-end process or you could actually build very effective digitized business processes which are automated and innovated for the future. That is the automation we are talking about.

How did we apply it to ourselves? We looked at all of fixed price projects and there was a lot of instrumentation which happened in a project teams, some of it actually from the Zero Distance initiative as well. In fact, 25% of our Zero Distance templates are on automation, so we had a lot of instrumentation, lot of tools built grounds up. And all of them, the endeavor was not just to look at productivity but look at business process. So, we looked at fixed price projects, we applied it to ourselves and in many ways we derived value out of it.

Almost last year we announced 3,200 people which we released out of our projects because of automation. Last quarter we did 2,000. So, we just accelerated that process. We increased the universe of automation in many ways. Most people talk about automation from an L1 and L2 perspective, L1 and L2 is repetitive tasks. We actually expanded that to judgmental task, we expanded that to a set of activities which needs the application of the mind. And we expanded that universe. So no longer we are talking about fixed priced maintenance projects, we are talking about fixed priced non-maintenance projects, developmental projects expanded, we expanded that universe. Now, we are going and looking at time and material projects which could be converted and we share the gains with our clients.

The one aspect we did in the last four quarters is releasing people from off-shore, we are now looking as a futuristic direction releasing people from our on-site locations, going up the chain and increasing per capita that will be the qualitative color of automation which we are going to look for in the future. That is the automation we are looking for.

Now, what does this mean? As we went through this journey we looked at three major components, most people look for automation, most of our competitors talk about automation from the perspective of AI and machine learning. Our belief is automation is far more holistic, we are looking at AI and machine learning and the entire traditional piece is one pillar, the second pillar is knowledge. How to use knowledge of the past, create ontology of knowledge and actually derive learning which could actually make the human intervention disconnected? So we kind of looked at that piece of the second pillar. And the third is insights. All three in a standalone basis existed for us, we built the instrumentation and we integrated them into the platform. The interesting thing about building software and platforms is it kind of teaches you how to make money by shrinking the prices. And therefore, our belief is, do not go and oppose commoditization, embrace commoditization by doing this. That is what we kind of told our teams. So, this now has turned up to be a massive integrated platform called Mana which we are not only using it for ourselves but actually commercializing it. And you are going to hear a lot from Sandeep and Sudhir in the subsequent session. So, I do not want to hijack that conversation and that is the second pillar we are talking about.

The third one, which I can speak about is Boundary Less Thinking. In the last few quarters, as we started building renewing our service lines we realized that these service lines is our world. Customers do not look at it from a service line perspective, they look at it from a perspective of how you could actually add value. So, we kind of blurred the lines of our service lines. And some of the examples here are: straight through processing has pulled out; L1, L2, L3 is the world of system integrators like us from a customer or a consumer of technology you do not look at L1, L2, L3, you have a problem you need to fix. So we kind of blur those lines, and that is what Boundary Less Thinking is about.

BPO services, most customers today do not come and say lift and shift the business process, they come and tell us can you actually transform a business process. Which really means business process outsourcing is no longer going to a lift and shift, it is going to be business process management inclusive of digitizing the process, bringing infrastructure applications and process all together in an industry utility. So, all those lines have started getting blurred and that is the point we are making on Boundary Less Thinking. A lot of our services are now blurred, and in some ways we are looking at it from a perspective of an outside in from the customer end and not from our perspective of building a service line. Services lines are just to build competencies, how they get consumed will be very boundary less in the future.

So, in a nut shell, all of this is led to a renewal of services. We are monetizing data on one side, there is a whole bunch of analytic services around it. Our engineering services, which is one of our fastest growing service lines, actually has built a IoT ecosystem and that is the new services we are talking about, there is a shift from CAPEX to OPEX we all know. Modernizing landscapes, Vishal spoke about it, it starts from a legacy landscape like mainframes but you actually migrate that entire load into the cloud, and it cuts across from a legacy ADM practice to a cloud and infrastructure service line. Digital assurance, many customers today do not buy testing services as a standalone center of excellence because application development is actually very agile and it comes in a packet which is integrated with testing services. So, how do you create digital assurance? So, we have kind of modernized all of this, these are all examples.

I spoke about industry utilizes, our BPO service line, Vishal spoke about it. The traditional BPO in many ways is not the future of Business Process Outscoring, it will come with layers of analytics, it will come with layers of forecasting, it will come with business process bundled with infrastructure, digitization of the process and applications and it will come in a very different avatar. That is the renewal we are talking about. So, this is the new world of services which Infosys is embracing with our clients.

So, in summary, the three pillars on which we have driven our renewal is the renewal of culture that is the core on which we have actually driven our entire story, the power of automation and boundary less thinking.

Thank you. So, what I am going to do now is to invite Sandeep to speak about some of our new services.